NEWS RELEASE

October 6, 2006

PAN AMERICAN SILVER

ANNOUNCEMENT OF Q3 RESULTS RELEASE,

CONFERENCE CALL & WEBCAST

Third Quarter Results Release:	November 2nd after market closes
Conference Call and Webcast:	November 6th at 8:30 am PST (11:30am ET)

The full results will be made available online on November 3, 2006 on Pan American Silver’s website which is found at www.panamericansilver.com.

*Conference Call and Webcast details

DIAL-IN NUMBERS

North America toll-free:

1 (888) 694-4728

International toll:

1 (973) 582-2745

AUDIO WEBCAST

The call will be broadcast live on the internet at: www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1618320

PLAYBACK (available for one week following the call)

North America toll-free:

1 (877) 519-4471

International toll:

1 (973) 341-3080

**Replay Pin # 7953226

For Further Information, please contact:

Alexis Stewart

Director, Corporate & Investor Relations

604-684-1175

1-800-677-1845 (toll-free)

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1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com